Exhibit 99.1

ITW NEWS RELEASE

ITW Reports Diluted Income Per Share from Continuing Operations of $0.54 in the 2008 Fourth Quarter; Results Exceed Previous Forecast but Represent a 34 Percent Decline Versus Year-Ago Quarter; Revenues Fall 5.9 Percent as Worldwide End Markets Show Significant Further Weakening in the Quarter

GLENVIEW, ILLINOIS—(January 29, 2009)—Illinois Tool Works Inc. (NYSE: ITW) today reported diluted income per share from continuing operations of $0.54, a decrease of 34 percent in the 2008 fourth quarter versus the year earlier period. The results were above the December 2008 forecast range of $0.44 to $0.52 primarily due to a lower tax rate. In addition, revenues declined 5.9 percent due to significant base revenue and currency translation headwinds in the quarter.

Due to further weakening in worldwide end markets, overall base revenues declined 9.2 percent in the fourth quarter versus the prior year, with North America decreasing 12.3 percent and international falling 6.2 percent. Fourth quarter base revenues were significantly weaker than the 2008 third quarter when base revenues declined 0.8 percent, with North America decreasing 2.1 percent and international growing 1.2 percent. The strengthening U.S. dollar negatively impacted revenues by 4.5 percent primarily related to major currencies such as the euro and the U.K. pound. Currency translation contributed 4.7 percent growth in the 2008 third quarter. Acquisitions contributed 7.8 percent of growth in the fourth quarter.

For the 2008 fourth quarter, revenues of $3.678 billion compared to $3.908 billion for the prior year period. Fourth quarter operating margins of 11.3 percent were 450 basis points lower than the year ago period due to lower base margins of 260 basis points associated with rapidly declining end markets, increased restructuring costs of 80 basis points and the dilutive impact of acquisitions of 90 basis points. Operating income fell 33 percent versus a year ago due to lower base revenues, the negative impact of currency translation and increased restructuring costs of $26 million.

For full-year 2008, diluted income per share from continuing operations was $3.04, a 1 percent decline versus 2007. Operating revenues of $15.869 billion were 6.7 percent higher than full-year 2007. Base revenues declined 2.5 percent in 2008, with North America down 4.8 percent and international essentially flat for the year. Acquisitions and currency translation contributed 6.6 percent and 2.8 percent, respectively, to the 2008 revenue increase. Operating income declined 4.5 percent and income from continuing operations was down 7.5 percent.   Full-year operating margins of 14.7 percent were 180 basis points lower than the year-ago period.

"The 2008 fourth quarter represented a significant change in economic conditions for the Company both in North America and internationally. We experienced dramatic declines in most of our worldwide end markets, especially in November and December," said David B. Speer, chairman and chief executive officer. "We believe we will be able to effectively manage through this very difficult economic environment in 2009 by focusing on time-tested ITW attributes: our decentralized, close-to-the-customer business units; our productivity enhancing 80/20 business process and tool box; our deeply experienced management team; our fundamentally sound capital structure; and our consistent ability to generate strong free operating cash flow. Our free operating cash flow in the fourth quarter was $509 million and was $1.9 billion for full-year 2008. That represents free operating cash flow to net income conversion rates of 218 percent and 123 percent, respectively."

Highlights for the 2008 fourth quarter include:

*Worldwide revenues for the Power Systems and Electronics segment fell 9.6 percent in the quarter, with base revenues decreasing 10.8 percent. Welding base revenues worldwide declined 9.0 percent in the quarter as North American base revenues fell 15.7 percent and international base revenues increased 9.4 percent. Ground support equipment's base revenues increased 17.9 percent in the quarter. Segment operating margins of 15.4 percent were 380 basis points lower than the year-ago period. Base margins declined 220 basis points and acquisitions diluted margins 130 basis points.

*Worldwide revenues for the Transportation segment decreased 4.7 percent in the quarter, with base revenues declining 20.3 percent. The fall off in base revenues was associated with dramatically lower North American and international auto builds in the quarter. In North America, total Detroit 3 and new domestic builds fell 26 percent in the quarter while European builds declined 16 percent. As a result, North American and international automotive base revenues declined 26.5 percent and 21.7 percent, respectively. The automotive aftermarket group of businesses fared better as base revenues declined only 3.6 percent. Segment operating margins of 3.1 percent were 1350 basis points lower than the year-ago period. Base margins dropped 910 basis points and acquisitions diluted margins 200 basis points.

*Worldwide revenues for the Construction Products segment decreased 21.9 percent in the quarter, with base revenues declining 14.6 percent. North American construction base revenues fell 23.4 percent in the quarter as North American housing starts declined 41 percent versus the year ago period. Also, Dodge's U.S. commercial construction report on a square footage basis continued to show a 19 percent decrease in activity through December 2008. Construction international base revenues declined 10.5 percent in the quarter, with European base revenues decreasing 16.9 percent and Asia-Pacific falling 1.6 percent. Segment operating margins of 8.6 percent were 530 basis points lower than the year-ago period, with base margins declining 370 basis points.

*Worldwide revenues for the Food Equipment segment declined 4.1 percent in the quarter, with base revenues growing 1.7 percent. The international operations drove base revenue growth in the quarter, with Europe and Asia-Pacific increasing 3.0 percent and 6.4 percent, respectively. Food Equipment's North American base revenues declined 0.7 percent in the quarter as falling equipment orders outweighed contributions from the group's service business. Segment operating margins of 16.2 percent were 200 basis points higher than a year ago, largely due to base margins increasing 230 basis points.

Looking ahead, the Company is forecasting continuing and broad based weakness in worldwide end markets throughout 2009. Accordingly, the Company is forecasting first quarter 2009 diluted income per share from continuing operations to be in a range $0.26 to $0.42. The 2009 first quarter forecast assumes a total Company revenue range of -17 percent to -11 percent. For the full year, the

Company is forecasting diluted income per share from continuing operations to be in a range of $1.84 to $2.48. The full-year forecast assumes a total Company revenue range of -12 percent to -6 percent. If the Company meets the midpoints of the first quarter and full-year forecasts, diluted income per share from continuing operations would decrease 51 percent and 29 percent, respectively.

This Earnings Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding operating performance, revenue growth, operating income, income from continuing operations, diluted income per share from continuing operations, capital structure, free operating cash flow, end market conditions and the Company's related forecasts. These statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in the ITW's Form 10-Q for the 2008 third quarter and Form 10-K for 2007.

With $15.9 billion in revenues, ITW is a multinational manufacturer of a diversified range of value-adding and short lead-time industrial products and equipment. The Company consists of 875 business units in 54 countries and employs some 65,000 people.

Contact: John Brooklier, 847-657-4104 or jbrooklier@itw.com

ILLINOIS TOOL WORKS INC.

(In thousands except per share data)

		Three Months Ended December 31,		Twelve Months Ended December 31,	
STATEMENT OF INCOME		**2008**	**2007**	**2008**	**2007**
Operating Revenues	$	3,678,394 $	3,908,433 $	15,869,354 $	14,871,076
Cost of revenues		2,412,454	2,518,959	10,272,595	9,532,841
Selling, administrative, and R&D expenses		800,213	731,875	3,073,075	2,742,351
Amortization & impairment of goodwill & other intangibles		51,614	38,887	185,448	146,996
Operating Income		414,113	618,712	2,338,236	2,448,888
Interest expense		(40,346)	(26,242)	(152,472)	(101,976)
Other income (expense)		(14,457)	4,205	5,602	57,787
Income From Continuing Operations Before Taxes		359,310	596,675	2,191,366	2,404,699
Income taxes		86,000	153,147	608,100	692,763
Income From Continuing Operations	$	273,310 $	443,528 $	1,583,266 $	1,711,936
Income (Loss) From Discontinued Operations		(39,536)	27,205	(64,263)	157,926
Net Income	$	233,774 $	470,733 $	1,519,003 $	1,869,862
Income Per Share from Continuing Operations:					
Basic		$0.54	$0.82	$3.05	$3.10
Diluted		$0.54	$0.82	$3.04	$3.08
Income (Loss) Per Share from Discontinued Operations:					
Basic		$(0.08)	$0.05	$(0.12)	$0.29
Diluted		$(0.08)	$0.05	$(0.12)	$0.28
Net Income Per Share:					
Basic		$0.46	$0.87	$2.93	$3.39
Diluted		$0.46	$0.87	$2.91	$3.36
Shares outstanding during the period:					
Average		508,851	538,466	518,609	551,549
Average assuming dilution		510,194	542,965	521,525	556,030

	Three Months Ended December 31,		Twelve Months Ended December 31,	
ESTIMATED FREE OPERATING CASH FLOW	**2008**	**2007**	**2008**	**2007**
Net cash provided by operating activities	$590,097	$793,399	$2,222,884	$2,484,297
Less: Additions to PP&E	(81,177)	(98,728)	(355,472)	(353,355)
Free operating cash flow	$508,920	$694,671	$1,867,412	$2,130,942

ILLINOIS TOOL WORKS INC.

(In thousands)

STATEMENT OF FINANCIAL POSITION		Dec 31, 2008		Sept 30, 2008		Dec 31, 2007
ASSETS						
Cash & equivalents	$	742,950	$	867,618	$	827,524
Trade receivables		2,426,124		2,981,707		2,915,546
Inventories		1,673,175		1,835,525		1,625,820
Deferred income taxes		194,995		168,486		189,093
Prepaids and other current assets		367,700		505,859		464,143
Assets held for sale		518,774		619,764		143,529
Total current assets		5,923,718		6,978,959		6,165,655
Net plant & equipment		1,968,636		2,120,769		2,194,010
Investments		465,894		498,348		507,567
Goodwill		4,504,285		4,782,752		4,387,165
Intangible assets		1,773,970		1,689,705		1,296,176
Deferred income taxes		76,269		74,210		61,416
Other assets		500,311		874,848		913,873
	$	15,213,083	$	17,019,591	$	15,525,862
LIABILITIES and STOCKHOLDERS' EQUITY						
Short-term debt	$	2,433,482	$	2,197,110	$	410,512
Accounts payable		642,121		845,634		854,148
Accrued expenses		1,250,869		1,395,273		1,335,973
Cash dividends payable		154,726		158,460		148,427
Income taxes payable		193,631		211,224		205,381
Liabilities held for sale		200,752		206,537		5,844
Total current liabilities		4,875,581		5,014,238		2,960,285
Long-term debt		1,243,693		1,398,165		1,888,839
Deferred income taxes		114,556		464,800		260,658
Other liabilities		1,315,778		1,046,468		1,064,755
Total non-current liabilities		2,674,027		2,909,433		3,214,252
Common stock		5,318		5,314		5,625
Additional paid-in capital		105,497		81,656		173,610
Income reinvested in the business		9,196,465		9,117,416		9,879,065
Common stock held in treasury		(1,390,594)		(991,583)		(1,757,761)
Accumulated other comprehensive income		(253,211)		883,117		1,050,786
Total stockholders' equity		7,663,475		9,095,920		9,351,325
	$	15,213,083	$	17,019,591	$	15,525,862